Brown & Wood LLP
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                                                 March 26, 1998

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Sentinel Group Funds, Inc.
          Post-Effective Amendment No. 81 to
          Registration Statement on Form N-1A
          (Registration Nos. 2-10685 and 811-214)
          ---------------------------------------

Ladies and Gentlemen:

     On behalf of Sentinel Group Funds, Inc. (the "Company") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the Securities and Exchange Commission's (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 81 to the Company's Registration Statement. The Company is an open-end series-type investment company.

     The Company's fiscal year-end is November 30. As a result, the Company must file a post-effective amendment to its registration statement by March 30 of the following year pursuant to Section 10(a) of the Securities Act.

     The Company filed Post-Effective Amendment No. 81 with the Commission on February 4, 1998, pursuant to Rule 485(a) under the Securities Act. Such filing was made (a) to include financial statements of the Company for the fiscal year ended November 30, 1997 (the "1997 financial statements") in the Registration Statement, (b) to disclose the offering of Class C shares by four series of the Company (namely, Common Stock Fund, Balanced Fund, World Fund and High Yield Fund), and (c) to make certain non-material updating changes.

     The Company received comments from the staff of the Division of Investment Management on Post-Effective Amendment No. 81 on March 25, 1998. Due to time requirements necessary to print the Company's prospectus containing the 1997 financial statements and to have that prospectus available for mailing to investors by March 30, 1998, the Company will (i) withdraw Post-Effective Amendment No. 81 on Thursday, March 26, 1998, pursuant to Rule 477 under the Securities Act, and (ii) file Post-Effective Amendment No. 82 on Friday, March 27, 1998, pursuant to Rule 485(b) under the Securities Act. Post-Effective Amendment No. 82, which will only include the Company's 1997 financial statements and non-material updating changes, will become automatically effective under the Securities Act on Monday, March 30, 1998, pursuant to Rule 485(b) under the Securities Act.

     The Company intends to file Post-Effective Amendment No. 83 with the Commission pursuant to Rule 485(a) under the Securities Act, on Tuesday, March 31, 1998. Post-Effective Amendment No. 83 will include disclosure as to the Company's offering of Class C shares by four series of the Company. Such disclosure also will reflect the Company's responses to the staff's comments regarding Post-Effective Amendment No. 81 received on March 25, 1998. Concurrent with the filing of Post-Effective Amendment No. 83, the Company will request that the effective date of Post-Effective Amendment No. 83 be accelerated to April 15, 1998.

     Please do not hesitate to contact me at (212) 839-5394 if I can be of further assistance.

                                                 Very truly yours,

                                                 /s/ Robert J. Borzone, Jr.


cc:  Randolph S. Koch, Esq.
     Securities and Exchange Commission